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                     November 8, 2022

       Ivan Kaufman
       Chief Executive Officer and Chairman of the Board of Directors Arbor Rapha Capital Bioholdings Corp. I
       333 Earle Ovington Boulevard, Suite 900
       Uniondale, NY 11553

                                                        Re: Arbor Rapha Capital
Bioholdings Corp. I
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 14,
2022
                                                            File No. 001-40967

       Dear Ivan Kaufman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction
       cc:                                              David Goldschmidt